INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

February 11, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Horizon Spin-Off Fund.

Ladies and Gentlemen:

This letter is in response to the comments received from the Securities and Exchange Commission (the “Commission”) by telephone on January 24, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the Horizon Spin-Off Fund (the “Fund”), a series of the Registrant. Please note that on February 10, 2014, the Registrant contacted Anu Dubey by telephone to advise her that the Registrant has changed its name to the “Horizon Spin-Off and Corporate Restructuring Fund.”  Responses to all of the comments are included below and are reflective of the Registrant’s name change and, as appropriate, are reflected in Post-Effective Amendment No. 465 to registration statement on Form N-1A (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.	Please update the EDGAR identification to reflect the new fund name.

Response: The Fund’s EDGAR series ID has been updated to reflect the new fund name.

PROSPECTUS

Summary Section

Fees and Expenses of the Fund (page 3)
2.          Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until August 31, 2014.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response:  The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.

Principal Investment Strategies (pages 4 & 10)
3.         Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name.  In the first paragraph of the Principal Investment Strategies section, the Fund defines a spin-off company as “any company formed as a result of, or involved in, any of the following events.”  Please delete the “or involved in” portion of the statement above in light of the Fund’s name.  In addition, the staff’s position is that a “parent” company should not be included as part of the Fund’s 80% investment policy given the word “spinoff” in the Fund’s name suggests that the Fund will invest in “spinoff” entities.

Response:  The Registrant has changed its name from the Horizon Spin-Off Fund to the “Horizon Spin-Off and Corporate Restructuring Fund.”  Accordingly, the Registrant has also revised its principal investment strategy to be consistent with the new name as follows:

“Under normal market conditions, the Fund will pursue its investment objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of spin-off companies, companies subject to other forms of corporate restructuring, and parents of any such companies.  The Fund considers a spin-off company or a company subject to a corporate restructuring to be any company that has experienced one of the following events within five years of the Fund’s initial investment in the company:  a spin-off distribution of stock of a subsidiary company by its parent company to parent company shareholders, or equity “carve-outs” or “partial initial public offerings” in which a parent company sells a percentage of the equity of a subsidiary in a public offering, or the parent company of such companies after the public disclosure of the corporate restructuring”.

4.          The first paragraph of the Principal Investment Strategies section states that “the Fund’s Sub-advisor defines a “spin-off company as any company formed as a result of, or involved in, any of the following events: a spin-off distribution of stock of a subsidiary company by its parent company to parent company shareholders or equity “carve-outs” or “partial initial public offerings” in which a parent company sells a percentage of the equity of a subsidiary in a public offering.” The Fund’s definition should include some time period for which the formation event, spin-off occurred.

Response:  The Registrant has added the following statement to define the period of the spin-off or corporate restructuring event:  “The Fund considers a spin-off company or a company subject to a corporate restructuring to be any company that has experienced one of the following events within five years of the Fund’s initial investment in the company:..”

5.          The first sentence of the third paragraph of the Principal Investment Strategies section states that “The Fund may also invest in companies that, for a variety of reasons, the Fund’s sub-advisor believes may have the potential to be subject to a future spin-off…” Entities that have the “potential” to be spun-off may not be included in the Fund’s 80% investment policy because the “spinoff” may not occur.  However, the Fund may invest in companies that have the potential to be subject to a future spin-off as part of its remaining 20% of assets.

Response: The Registrant has revised the aforementioned sentence as follows:

“The Fund may  invest up to 20% of its assets in companies that, for a variety of reasons, the Fund’s sub-advisor believes may have the potential  to be subject to a future spin-off or corporate restructuring, including instances in which a similar company may have recently announced a spin-off; the company may be under investor pressure to consider strategic alternatives; or the current segments of the company may not have a synergistic fit, and as a result the company’s stock trades at a discount to that of its closest peers”.

6.          The last two sentences of the fourth paragraph of the Principal Investment Strategies section states “The bottom-up process used by the Fund’s Sub-advisor is expected to lead to thematic exposures. However, careful attention is given to underlying earnings or limitation of sector concentrations.” Please revise these sentences in plain English.

Response: The Registrant has revised these sentences as follows:

“The Fund’s sub-advisor uses a process that focuses primarily on the analysis of individual companies rather than on the industry in which the company may operate.  This “bottom-up” approach may result in multiple investments in the same sector or industry.  However, the sub-advisor pays careful attention to the limitation of sector and industry concentrations.”

7.          Please confirm in your response letter whether derivatives will be used toward the Fund’s 80% investment policy.  If yes, please explain how derivatives will be valued for purposes of compliance with the Fund’s 80% investment policy.

Response: The Registrant confirms that derivatives will not be used as part of the Fund’s 80% investment policy and accordingly such disclosures have been deleted from the “Principal Investment Strategies” section.

Performance (page 7)
8.          Under the first paragraph of the Performance section, please disclose that the bar chart does not reflect any sales loads.

Response: The Registrant has added the following disclosure under the first paragraph of the Performance Section.

“Sales loads are not reflected in the bar chart, and if those charges were included, returns would be less than those shown.”

Principal Risks of Investing (page 15)
9.          In light of the reference to swaps contract in risk factor entitled “Derivatives Risk”, please include a separate swaps risk disclosure if swaps will be a part of the Fund’s principal investment strategy.

Response:  As indicated in our response to comment 7 above, derivatives, including swap contracts will not be a part of the Fund’s principal investment strategy and accordingly the “Derivative Risk” disclosures have been deleted.

Prior Performance for Similar Accounts Managed by the Sub-Advisor (page 17)
10.        Please confirm in the response letter whether the sub-advisor manages any other registered investment companies with investment objective, policies, and strategies substantially similar to those of the Fund for the periods presented.  If there were, please confirm if they are included in the composite’s returns presented.

Response:  The Registrant has obtained confirmation from the Fund’s advisor that the sub-advisor did not manage any other registered investment companies with investment objective, policies, and strategies substantially similar to those of the Fund for the periods presented.

11.        The first paragraph of page 18 under Prior Performance for Similar Accounts Managed by the Sub-Advisor, it states “Returns are calculated using geometric linking of monthly returns.” Please revise this sentence in plain English.

Response:  The Registrant has revised the aforementioned sentence as follows:

“Composite returns are calculated on a monthly basis and are then annualized for the particular period, as appropriate.”

Elimination of Initial Sales Charges – A Shares (page 30)
12.        Pursuant to Item 12(a)(5) of Form N1-A, please disclose that the sales charges schedule is made available on the Fund’s website and a disclosure indicating such is made in the Prospectus.

Response: This disclosure has already been made on page 29 of the Fund’s Prospectus and reads as follows:

“Information on sales charges can also be found on the Fund’s website http://www.libertystreetfunds.com, or please call (800) 207-7108, or consult with your financial advisor.”

STATEMENT OF ADDITIONAL INFORMATION

13.        The first paragraph on the cover page of the Statement of Additional Information states “This Statement of Additional Information (“SAI”) is not a prospectus and it should be read in conjunction with the Prospectus dated September 1, 2013…”  Please update the date of the Prospectus as referenced in the Statement of Additional Information to reflect the effective date of the Fund’s registration statement.

Response: The Registrant has made the requested revision.

Principal Investment Strategies, Policies and Risks (page B-5 - B-18)
14.        Please confirm whether non-publically traded securities and private placement investments will be a part of the Fund’s principal investment strategy.  If yes, please also relevant risk disclosures under the “Principal Investment Strategies” section of the Fund’s Prospectus.

Response: The Registrant confirms that non-publically traded securities and private placement investments will not be a part of the Fund’s principal investment strategy and accordingly such disclosure has been moved toward the back section of the SAI under “Other Investment Strategies, Policies and Risks”.

Swaps (page B-11 - B-12)
15.        Please add disclosure that the Fund will segregate assets using the notional value when the Fund is a seller of credit default swaps.

Response:  The Registrant has made the requested revision.

Fixed Income Securities (B-13)
16.        Fixed income securities are disclosed in the Fund’s Prospectus as a principal investment strategy.  Please move this disclosure under the “Principal Investment Strategies, Policies and Risks” section of the SAI.

Response:  The Registrant confirmed that fixed income strategies will not be part of the principal strategies and such disclosure has been deleted from the “Principal Investment Strategy” sections in the Prospectus. Accordingly, the disclosure will remain under “Other Investment Strategies, Policies and Risks” in the Statement of Additional Information.

Fund Shares Beneficially Owned by Trustees (page B-24)
17.        Please update the information provided under the “Fund Shares Beneficially Owned by Trustees” section as of the most recently completed calendar year.  It currently states that the information provided was as of December 31, 2012.

Response: The Registrant has made the requested updates.

Control Persons, Principal Shareholders, and Management Ownership
18.        Please update the information provided under this section to be no more than 30 days from the date of filing of the registration statement pursuant to Item 18 of Form N-1A.

Response: The Registrant has made the requested updates.

Rule 12b-1 Plan (page B-30)
19.        Please disclose a list of the principal types of activities for which payments are or will be made, including the dollar amount and the manner in which amounts paid by the Fund under the plan during the last fiscal year were spent on pursuant to Item 19(g)(1) of Form N-1A.  Also disclose whether the Rule 12b-1 Plan reimburses or compensates the distributor pursuant to Item 19(g)(2) of Form N-1A.

Response: The Registrant has made the requested revisions to the Rule 12b-1 Plan disclosure in the SAI.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Treasurer